UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

                                                                                                                                                                                                                                                                MINUTES No. 184. In the City of Buenos Aires, on the 8th day of the month of March of 2019, the undersigned members of the Audit Committee, Directors Maximiliano Fernández and Lucas Amado, meet at the 4th floor of the main administrative offices of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.), located at 6363 Libertador Ave. At 2.30 p.m., the legally and statutorily required quorum being present, Mr. Maximiliano Fernández, Vice-Chairman of the Audit Committee, calls the meeting to order to deal with the ONLY ITEM of the Agenda: THE AUDIT COMMITTEE’s aNnual REPORT For THE YEAR ENDED DECEMBER 31, 2018: Mr. Fernández recaps on the work performed by the Committee in relation to fiscal year 2018. Immediately afterwards, Mr. Fernández informs that taking into account the issues for which the Committee is responsible and the work performed, he has prepared a proposed Audit Committee’s Annual Report relating to fiscal year 2018, which he distributed in advance to the other Committee members, and proposes that such proposed report be considered. Upon consideration and discussion, Mr. Amado proposes that said proposed report as well as the actions taken by the Committee during fiscal year 2018 be approved. Mr. Amado’s motion is unanimously approved.

Mr. Amado then proposes that the signing of the report be delegated to the Vice-Chairman and that the Secretariat be entrusted with the duty to inform about it at the next Board of Directors’ meeting. Mr. Amado’s proposal is unanimously approved. The pertinent report is included as an appendix to these minutes. There being no further issues to discuss, the meeting is adjourned at 3 p.m.

Appendix

AUDIT COMMITTEE’S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2018

Buenos Aires, March 8, 2019

To the Directors and Shareholders of

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA

NORTE S.A. (EDENOR S.A.)

6363 Av. Del Libertador Avenue, 11th floor

City of Buenos Aires

In our capacity as members of the Audit Committee of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR S.A.” or “the Company”), and as required by the National Securities Commission (hereinafter “CNV”), we submit the following report on the treatment given by the Committee to those issues for which it is responsible, related to the fiscal year ended December 31, 2018 (hereinafter “the fiscal year”).

I.         DUTIES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE

A brief summary of the main duties and responsibilities of the Audit Committee is included below:

-    As regards reporting, internal control and risk management:

A.    To oversee the external audit, assess its independence, plans and performance, expressing an opinion thereon in the annual report and informing about the fees of the external audit and other services rendered by the auditing firm, as well as those of other firms for auditing, accounting, IT, internal control, and financial and administrative advisory services, as well as those for courses delivered in connection with these issues, and, if applicable, to issue an opinion on:

1.       The Board of Directors’ proposal to appoint or remove the external auditors.

2.       The requests for special audits made by non-controlling shareholders (there has been none in the fiscal year).

B.    To assess the internal audit function’s plans and performance, expressing an opinion thereon in the annual report.

C.    To oversee internal control and, as part of it, the operation and reliability of the administrative and accounting system.

D.   To monitor implementation of the Company’s information policies on risk management.

E.    To assess compliance with the rules of conduct applicable in the Company.

F.    To monitor the operation of a channel for reporting concerns about accounting, internal control and auditing matters.

G.   To monitor the reliability of the financial information and information on relevant events filed with the CNV and with the securities markets.

-    Other duties:

H.   To express an opinion on the agreements entered into with related parties for amounts in excess of 1% of the Company’s Equity, in accordance with the most recently approved statement of financial position submitted for the Committee’s consideration by the Board of Directors or one of its members, in relation to whether they conform to market conditions.

I.     To issue an opinion on any case of conflict of interest, providing the market with complete information thereon.

J.     To express an opinion on the reasonableness of the proposals made by the Board of Directors in connection with fees and stock option plans for directors and managers.

K.    To inform on the Board of Directors’ resolution required in the case of other purchases of the Company’s own shares.

L.    To prepare, on an annual basis, an action plan for the fiscal year and report it to both the Board of Directors and the Supervisory Committee.

M.   To analyze, on an annual basis, the adequacy of the Committee’s Regulations and to inform any proposed changes to the Board of Directors for their review and approval.

N.   To provide each and every report, opinion or pronouncement required by current regulations.

O.   To express an opinion on the compliance with legal requirements and on the reasonableness of the terms and conditions of issue, in the case of an issue of shares or convertible securities that excludes or restricts preemptive rights (there has been none in the fiscal year).

P.    To express an opinion on the public tender offer of shares under voluntary delisting (there has been none in the fiscal year).

Q.   To consider any other issue delegated to it by the Board of Directors, as well as to fulfill any other duty imposed on it by the Law (there has been none in the fiscal year).

The following section deals with the aforementioned duties and responsibilities applicable during the fiscal year. Nevertheless, for the sake of their understanding, we suggest reading the pertinent provisions (Law No. 26,831, Sections 64, 72, 73, 98, 108 and 110, CNV’s Regulations, Title II, Chapter III, Part V, Section 18) and the Regulations of the Company’s Audit Committee.

II.       TREATMENT GIVEN BY THE AUDIT COMMITTEE TO THE ISSUES ABOVE

On February 26, 2018 the Committee approved its work plan for fiscal year 2018.

We summarize below the treatment given by the Audit Committee to the issues under the scope of its responsibility, as described in the preceding section, except for those issues indicated in I.A.2, I.O., I.P. and I.Q., as they are not applicable. In such regard, we describe the main tasks performed and the conclusions in relation to each of those issues.

A.    External Audit

On March 7, 2018, the Board of Directors proposed that Price Waterhouse & Co. S.R.L. be appointed as the Company’s external auditors for the fiscal year, with Mr. Sergio Cravero as the regular auditor and Messrs. Fernando Rodríguez and Ezequiel Mirazón as the alternate auditors, all of them partners of said professional firm.

On April 3, 2018, the Audit Committee rendered a favorable opinion on the aforementioned Board of Directors’ proposal.

On April 26, 2018, the Shareholders’ Meeting appointed the auditors as proposed by the Board of Directors.

For the purposes of assessing whether the quality of the work performed by the external audit provides a satisfactory level of assurance on the documents subject to its examination, we have analyzed the following issues, to the extent they relate to such purpose:

1.    The background information of the external auditing firm and particularly the personal and professional data of the regular and alternate auditors with regard to their qualifications and independence, including, but not limited to, the following tasks:

            a.    Reading of the sworn statements required under section 104 of Law No. 26,831.

            b.    Analysis of the auditors’ quality control and independence policies.

            c.    Gathering of information on their training, experience, working methods, working team and clients.

            d.    Obtaining of a statement by the auditors about their independence.

            e.    Discussion of the issues above with the Company’s officers.

2.    The development of auditing tasks basically through meetings with the auditors at which the following issues, among others, were analyzed and assessed:

            a.    Implementation of the relevant policies and application of working methods.

            b.    General planning of tasks.

            c.    Tasks performed in key areas.

            d.    Main written communications between the auditors and the Company’s officers.

            e.    Outcome of the most important works and relevant conclusions.

            f.    Criteria applied in relation to key accounting and auditing matters.

3.    The reports issued by the auditors as a result of their work, including, among others, the following:

            a.    The audit reports on the financial statements as of December 31, 2018 and on the review of the relevant Informative Summary and supplementary information requested by the CNV.

            b.    The limited review reports on the condensed interim financial statements as of March 31, June 30, and September 30, 2018 and on the review of the respective Informative Summaries and supplementary information requested by the CNV.

4.    The services rendered by the external auditors for a total invoicing amount in the fiscal year of ARS 7,712,339 as auditing services and other services intended to build trust in third parties.

In accordance with the provisions of the Audit Committee’s Internal Regulations, it is our responsibility to also inform about the fees for the services rendered by other professionals in the fiscal year in connection with auditing, accounting, IT, internal control and financial and administrative advisory issues, as well as those related to courses delivered on those issues. In this regard, we inform on the pertinent fees for fiscal year 2018.

SERVICES RENDERED	AMOUNT (IN ARGENTINE PESOS)

Internal Audit and Internal Control	1,910,100
IT Consulting	150,000
Accounting Advisory	237,018
Tax Advisory	1,308,937
Financial and Administrative Advisory	2,566,254
6,172,309

As a result of the work performed, as previously described and for the above-mentioned purposes, no significant issue has come to our attention that we should mention in relation to the external auditors appointed by the Shareholders’ Meeting for the fiscal year, concerning their engagement, independence, qualifications, performance, reports and the services requested of them by the Company in said fiscal year. Based on the foregoing, in our opinion the external audit planning and development in the fiscal year were satisfactory as regards their purposes to offer a proper level of assurance on the audited information.

B.    Internal Audit

The Internal Audit is an independent and objective assurance and consulting activity that adds value and improves the Company’s operations. To that end, it helps accomplish the Company objectives by building a systematic, disciplined approach to assess and improve the effectiveness of risk management, control and governance processes. The Internal Audit Department’s objective consists of ascertaining if the risk management scheme and corporate governance and control processes designed and performed by management are appropriate and effectively work to ensure that:

a)    risks are properly identified and managed.

b)    interaction among the different groups across corporate governance is appropriate.

c)    critical information (whether on finance, management or operations) is complete, accurate, reliable and provided on a timely basis.

d)    actions taken by employees are in line with applicable polices, rules, procedures, laws and regulations.

e)    resources are economically acquired, efficiently used and properly protected.

f)     goals set are achieved and the approved plans and programs are implemented.

g)    quality and continuous improvement are developed in the organization’s processes.

Our work in connection with the internal audit does not cover those matters related to the efficiency and effectiveness of operations as we believe that they fall outside the scope of our responsibility.

For the purposes of assessing whether the Internal Audit Department properly complied with its relevant responsibilities, we have performed the following tasks:

1.      Review of the following elements, to the extend they are related to the aforementioned purpose:

a.     Mission, responsibilities and work methodology of the Internal Audit Department in line with its Internal Audit General Regulation.

b.     Organizational and reporting structures.

c.      Its staff’s key skills.

d.      Annual work plan.

2.      Holding of regular meetings with the Internal Audit Department to follow up the full implementation of the audit plan and analyze the results of the works performed.

As a result of our work, performed for the purposes and with the scope mentioned above, no relevant issue has come to our attention that we should mention in relation to the organization, independence, oversight and performance of the tasks carried out during the fiscal year, or to the communication of their results. Based on the foregoing, in our opinion the planning and development of the internal audit work performed by said Department during the fiscal year were appropriate in relation to their aforementioned objectives, except that we express no opinion on the work performed in relation to the efficiency and effectiveness of operations as they fall outside the scope of our responsibility.

C.    Internal Control

As previously mentioned, internal control comprises the rules, systems, skills and attitudes of the personnel intended, among other purposes, to protect the Company’s assets, ensure reliability and appropriate disclosure of the Company’s financial information and relevant events, and emphasize compliance with the laws, regulations and the Company’s rules, mainly those related to financial and accounting matters.

Our work in connection with internal control did not cover those matters related to the efficiency and effectiveness of operations, as we believe that they fall outside the scope of our responsibility.

In order to assess the extent to which the Company’s internal control in general, and its administrative and accounting system in particular (that is a part thereof) properly fulfills the aforementioned purposes, to which we have limited the scope of our work, we have performed the following tasks:

1.    Discussion of matters related to the Company’s internal control and its administrative and accounting system with the Company’s key officers.

2.    Consideration of the tasks mentioned in caption B above.

3.    Analysis of the work performed by the External Audit in that regard and its results.

4.    Analysis of the tasks performed by the Company in compliance with the applicable provisions of the Sarbanes-Oxley Act:

Due to the fact that the Company is subject to complying with the provisions of the Sarbanes-Oxley Act, it must perform all the tasks required to certify the internal control as prescribed by said Act.

The Audit Committee has become aware of the tasks already performed and has analyzed their results.

The Committee need not make any comment on the work performed or the results obtained.

As a result of the work performed, for the purposes and with the scope previously described, we have not become aware of any relevant issue particularly in relation to the Company’s internal control and its administrative and accounting system, that has not been properly dealt with by the Company during the fiscal year, limiting this conclusion to the internal control aspects related to the protection of the Company’s assets, the compliance with applicable regulations, and the reliability and appropriate disclosure of accounting and financial information and information on relevant events.

D.    Risk management

The Committee’s responsibilities in relation to risk management consist of monitoring the implementation of the Company’s information policies on risk management.

For the purposes of assessing the Company’s implementation of information policies on risk management, we have performed the following tasks:

1.  Reading of the Company’s regulation on Risk Management.

2.  Consideration of the work performed by the Company until the date hereof in that regard and its results.

3.  Evaluation of the extent to which identified and assessed risks, if applicable, were properly informed in accordance with the applicable legal, regulatory, professional (on accounting issues) and the Company’s own regulations.

As a result of the work performed, as previously described and for the above-mentioned purposes, we have not become aware of any issue that could imply a deviation from the implementation of the Company’s information policies on risk management, or from the legal, regulatory and the accounting profession’s regulations on risk information.

E.    Rules of conduct

In relation to our responsibility to assess compliance with the applicable rules of conduct, our work was focused, as regards the members of the Company’s managing board and other officers of the accounting and financial areas, on matters related to the integrity, transparency, reliability and appropriate disclosure of financial information and information on relevant events, and the proper use and protection of the Company’s assets. In this regard, we have considered the legal, regulatory and the Company’s own rules and regulations.

Our work was limited to those matters of which we became aware either in our capacity as Directors of the Company, or through both the work performed in relation to other matters that fall within the scope of the Committee’s responsibility (particularly those mentioned in captions B and C) and the tasks mentioned below:

1.     Review of the main rules established by the Company, including the Code of Ethics and other related regulations and policies.

2.    Consideration of the Supervisory Committee’s reports.

3.    Discussion of the issues above with the Company’s key officers.

As a result of the work performed, as indicated above and for the purposes and with the scope already mentioned, no issue has come to our attention that we should mention in relation to the compliance with the previously referred to rules of conduct.

F.    Reporting of concerns about accounting and auditing matters

In compliance with the regulations applicable to the Company, it has a channel in place to report and submit for the consideration of the Audit Committee any concerns and complaints about accounting, internal control and auditing matters, guaranteeing anonymity and confidentiality at the reporting party’s request.

We believe that said channel has worked effectively and helped fulfilled the Audit Committee’s responsibilities mentioned before.

The Committee has nothing to inform or mention in connection with the operation of the compliance reporting channel, the analysis of the information received, or the results obtained as regards the matters that fall within the scope of its responsibility.

G.    Financial information and information on relevant events

For the purposes of monitoring the reliability of the financial information and the information on relevant events filed with the CNV and with the markets where the Company’s shares are listed, we have performed the tasks indicated further below.

Our responsibility in this regard does not include the performance of examinations in accordance with auditing standards, and, therefore, we have not performed them. Our work has been limited to the tasks described below, and, therefore, our conclusion on the information mentioned below should not be construed as a professional opinion thereon, but rather as a description of the results of tasks performed. In relation to the financial statements for the fiscal year, the external auditors and the Supervisory Committee are the parties responsible for issuing the reports thereon. We have relied, in part, on the work performed by them.

Our work covered the following documents:

    a.    The financial statements for the fiscal year ended December 31, 2018 and for the interim periods ended March 31, June 30, and September 30, 2018.

    b.    The informative summaries required by the CNV’s Regulations for the fiscal year and the interim periods mentioned in the preceding item.

    c.    The supplementary information required by the CNV for the above-mentioned fiscal year and periods.

    d.    The Board of Directors Annual Report for the fiscal year.

    e.    The communications on relevant events and on key financial information, other than the information referred to above, filed with the CNV and with the markets where the Company’s shares are listed.

In relation to these documents, and for the purposes and with the scope already mentioned, we have performed the following tasks:

1.    Analysis of the Company’s main accounting policies.

2.    Consideration of the work performed as indicated in captions A to F and the results thereof with regard to the previously mentioned documents.

3.    Discussion of key accounting matters with the external auditors, members of the Supervisory Committee and the Company’s key officers.

4.    Analysis of the documents mentioned in items a) through c) of this caption, as applicable and prior to their issue, with the external auditors, members of the Supervisory Committee and the Company’s key officers.

5.    Analysis of the Annual Report for the fiscal year, of the work performed thereon by the external auditor and its discussion with the Company’s officers.

6.    Analysis of the information mentioned in item e) above, considering that which is indicated in paragraph 7., and its discussion with the Company’s pertinent officers when deemed necessary.

7.    Verification of the inclusion in the above-mentioned information of all the relevant events and circumstances of which we became aware at the time of its issue.

8.    Consideration of the Disclosure Committee’s tasks in this regard.

Based on the work performed, as indicated above and for the purposes and with the scope already mentioned, no material comment has come to our attention that we should make on the information mentioned above or on the policies, procedures and controls related to their preparation.

H.    Agreements with related parties

Our responsibility with respect to the Company’s related-party transactions consists of approving the agreements for significant amounts submitted to our consideration by the Company’s Board of Directors or any of its members, expressing an opinion on whether they have been made under market conditions.

Pursuant to Law No. 26,831, section 72, we have considered as significant amount that amount equal to 1% of Equity, in accordance with the balance sheet most recently approved by the Shareholders’ Meeting.

In fulfillment of our responsibility, in the fiscal year we expressed a favorable opinion with respect to the following:

-      04-25-2018: agreement with Sociedad Argentina de Construcción y Desarrollo S.A. on removing underground and overhead facilities owned by the Company from the path of Parque del Buen Ayre highway’s extension.

-      12-04-2018: contribution made by the Company as protector partner to Sociedad de Garantía Recíproca Fidus.

During the fiscal year, no other agreement with related parties for a significant amount was approved by the Board of Directors, nor did we become aware of any other relevant agreement with related parties.

I.     Conflicts of interest

During the tasks performed by us, both in our capacity as members of the Audit Committee and as the Company’s Directors, we did not become aware of any relevant case in which a member of the Company’s governing bodies had been involved in any conflict of interest, violating the applicable provisions of the Law, the regulations or the Company’s own rules and regulations.

Additionally, we inform that:

1.   After the reading and conceptual analysis of the financial statements, we have verified that the information on transactions with parent companies, subsidiaries and related companies is disclosed therein by the Company as provided for by the applicable legal, regulatory and professional regulations.

2.    We have discussed with the external auditors the work performed by them in relation to the reliability of the data mentioned in the preceding item.

3.    We have verified that the Supervisory Committee has made no comment on that respect in its reports.

Based on the work performed, as described above, no relevant comment has come to our attention that we should make with respect to our responsibility to report any case of conflict of interest.

J.     Proposal of fees payable to directors

In relation to our responsibility to express an opinion on the reasonableness of the fees payable to Directors, we inform that on April 3, 2018, the Committee issued an opinion on the reasonableness of the proposal of fees payable to Directors for fiscal year 2017.

K.    Informing on the Board of Directors’ resolution required in the case of other purchases of the Company’s own shares

The Committee issued two reports, one on May 10 and the other on December 4, 2018, with no comments on the terms and conditions proposed by the Board of Directors for the purchase of the Company’s issued own shares.

L.     Work plan

On February 26, 2019, the Committee approved its work plan for fiscal year 2019.

M.   Adequacy of the Committee’s Regulations

The Committee has performed a review of the adequacy of the Committee’s Regulations and considered that no changes were necessary.

N.    Reports issued

As set forth in the preceding captions, the Committee has issued all the relevant and/or required reports and opinion (see captions A, H, J and K).

III.       GENERAL CONCLUSION

As indicated above, in our capacity as members of the Company’s Audit Committee, we have carried out several tasks in fulfillment of the responsibilities assigned to us by legal, regulatory and statutory regulations.

As a result of the tasks described above, and as previously mentioned, we have not become aware of any comment that, in our opinion, should be made in this report in relation to those matters that fall within the scope of our responsibility.

Lucas Amado	Maximiliano Fernández

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: March 28, 2019